FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
街十六號騏利大廈九樓
4836 • E-mail: fw@fairwind.com.hk



Your Ref:

Our Ref: S/5411/89 LTO/sl

8th June, 2005

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

Re: Starlight International Holdings Limited
("the Company")
Rule 12g3-2(b) Exemption
File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Enc.
c.c. the Company

File No. 82-3594

Annex A to Letter to the SEC
dated 8th June, 2005 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1. Title : Notification of Repurchases of Company's Shares

   Date : 9th May, 2005
   17th May, 2005
   22nd May, 2005
   31st May, 2005
   1st June, 2005
   2nd June, 2005

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement.

2. Title : Notification of movement of securities in Hong Kong

   Date : 31st May, 2005

   Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

FORM I

Monthly Return on Movement of Listed Equity Securities
For the month ended 31st May, 2005

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah Tel No.: 2827 1778
(Name of Responsible Official)

Date: 2nd June, 2005

(A) **Information of Types of Listed Equity Securities**:
(please tick wherever applicable)

1.	Ordinary shares	:	√	2.	Preference shares:
3.	Other classes of shares	:			please specify: ______
4.	Warrants	:			please specify: ______

(B) **Movement in Authorised Share Capital**:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) **Movement in Issued Share Capital**:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	762,223,114	Nil	Nil
Increase/(Decrease) during the month	(417,500)	Nil	Nil
Balance at close of the month:	761,805,614	Nil	Nil

(D) Details of Movement:

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee share option scheme <u>adopted on 12th September, 2002</u> Exercise price: HK$0.40 Exercise price: HK$0.86 Exercise price: HK$0.808 Exercise price: HK$0.814 Exercise price: HK$0.67	 4,700,500 15,144,000 3,000,000 2,650,000 1,500,000	 Nil Nil Nil Nil Nil	 Nil Nil Nil Nil Nil	 Nil Nil Nil Nil Nil	 4,700,500 15,144,000 3,000,000 2,650,000 1,500,000	
2. Employee share option scheme <u>adopted on</u> Exercise price: HK$						
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______________ Subscription price HK$ _____ 2. ______________ Subscription price HK$ _____						

CONVERTIBLES* Class	Units	Converted (Units)	Units	
Convertibles Notes Convertible price: HK$ ________	N/A	N/A	N/A	

OTHER ISSUES OF SHARES*			
Rights Issue	Price:	Issue and allotment Date:	
Placing	Price:	Issue and allotment Date:	
Bonus Issue		Issue and allotment Date:	
Scrip Dividend		Issue and allotment Date:	
Repurchase of share		Cancellation Date: May 9, 17 &31, 2005 (as per the board resolution passed)	(417,500)
Redemption of share		Redemption Date:	
Consideration issue	Price:	Issue and allotment Date:	
Others (Please specify)	Price:	Issue and allotment Date:	
		Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:	(417,500)

Remarks:

Authorised Signatory:



Name: Peter LEE Yip Wah
Title: Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
#a5411/form1.doc/sl

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 2 June, 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
2 June, 2005	500,000	on the Exchange	0.6900	0.6900	345,000.00
Total	500,000				345,000.00

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 700,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 9.095 %

$$\left(\frac{(a) \times 100}{7,696,547} \right)$$

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 2,352,500

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) x 100)
763,458,114 — 0.308 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 July, 2004 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 0

2. % of previous months turnover acquired this month to date

((a) x 100)
previous months turnover on the Exchange — 0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed ________________

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ______________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 1 June, 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	HKD Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
1 June, 2005	200,000	on the Exchange	0.7000	0.6800	138,000.00
Total	200,000				138,000.00

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 200,000

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 2.599 %

$$\left(\frac{(a) \times 100}{7,696,547} \right)$$

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,852,500

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) x 100)
763,458,114 0.243 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 July, 2004 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 0

2. % of previous months turnover acquired this month to date

((a) x 100)
previous months turnover on the Exchange 0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ______________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 31 May 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
31 May, 2005	240,000	on the Exchange	0.6800	0.6800	163,200.00
Total	240,000				163,200.00

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 417,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 4.840 %

$$\left(\frac{(a) \times 100}{8,625,225} \right)$$

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,652,500

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) x 100)
763,458,114 0.216 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 July, 2004 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 0

2. % of previous months turnover acquired this month to date

((a) x 100)
previous months turnover on the Exchange 0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name:
Lau Sak Kai
for and on behalf of
Starlight International Holdings Limited

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 17 May 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

			HKD		
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
17 May, 2005	150,000	on the Exchange	0.6800	0.6800	102,000.00
Total	150,000				102,000.00

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 177,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 2.058 %

$$\left(\frac{(a) \times 100}{8{,}625{,}225} \right)$$

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,412,500

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\frac{(b) \times 100}{763{,}458{,}114}$$ 0.185 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 July, 2004 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 0

2. % of previous months turnover acquired this month to date

$$\frac{(a) \times 100}{\text{previous months turnover on the Exchange}}$$ 0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully



Signed

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited

THE STOCK EXCHANGE OF HONG KONG LIMITED
(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

Case Number: ____________________

By Fax/Hand

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 9 May, 2005

Dear Sir,

Name of Company: Starlight International Holdings Limited (Stock Code : 0485)

Description of Securities: Ordinary Shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

				HKD	
Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
9th May, 2005	27,500	on the Exchange	0.6900	0.6900	18,975.00
Total	27,500				18,975.00

B. Additional Information for company's whose primary listing is on the Exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 27,500

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

2. % of previous months turnover acquired this month to date 0.319 %

$$\left(\frac{(a) \times 100}{8,625,225}\right)$$

THE STOCK EXCHANGE OF HONG KONG LIMITED

(A wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited)

3. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (b) 1,262,500

4. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

((b) x 100 / 763,458,114) 0.165 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 July, 2004 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

C. Additional Information for company's whose primary listing is on another stock exchange

1. Total number of such securities purchased on the Exchange in the month to date (including those reported in A above) (a) 0

2. % of previous months turnover acquired this month to date

((a) x 100 / previous months turnover on the Exchange) 0.000 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities". We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully

Signed 

Name:
Lau Sak Hong
for and on behalf of
Starlight International Holdings Limited